UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Golden Sun Health Technology Group Ltd.

(Name of Issuer)

Class A ordinary shares, par value $0.0005 per share

(Title of Class of Securities)

G4013A107

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G4013A107	Page 2 of 5

1.	Names of Reporting Persons Xueyuan Weng
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization China

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 4,030,000*
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 4,030,000*
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,030,000*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 21.12% **
12.	Type of Reporting Person IN

*	Represents 4,030,000 Class B ordinary shares directly held by Xueyuan Weng as of December 31, 2023, which is convertible into Class A ordinary shares at any time at the option of the holder on a one-to-one basis.

**

Percentage of class is calculated based on 15,055,491 Class A ordinary shares and 4,030,000 Class B ordinary shares outstanding as of December 31, 2023, which information was provided by the Issuer to the Reporting Persons on December 31, 2023. Pursuant to Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, as amended, the denominator of this percentage is the sum of the 15,055,491 Class A ordinary shares outstanding plus the 4,030,000 Class A ordinary shares issuable to Xueyuan Weng upon the conversion of the Class B ordinary shares described above.

Since (i) Class A and Class B ordinary shares vote together on all matters submitted to shareholders for voting, and (ii) each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to five votes, Xueyuan Weng holds 57.24% of total voting power of the Issuer.

CUSIP No. G4013A107	Page 3 of 5

ITEM 1.

(a) Name of Issuer: Golden Sun Health Technology Group Ltd.

(b) Address of Issuer’s Principal Executive Offices: 8th Floor, Administration Building, 390 East Tiyuhui Road, Hongkou District, China

ITEM 2.

2(a) Name of Person Filing:

Xueyuan Weng

2(b) Address of Principal Business Office, or if None, Residence:

8th Floor, Administration Building, 390 East Tiyuhui Road, Hongkou District, China

2(c) Citizenship:

China

2(d) Title of Class of Securities:

Class A ordinary shares, par value $0.0005 per share

2(e) CUSIP Number:

G4013A107

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

Not Applicable.

ITEM 4. OWNERSHIP.

The information requested in these paragraphs is incorporated herein by reference to the cover pages to this Schedule 13G.

CUSIP No. G4013A107	Page 4 of 5

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10. CERTIFICATIONS.

Not applicable.

CUSIP No. G4013A107	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: February 14, 2024

By:	/s/ Xueyuan Weng
Name:	Xueyuan Weng

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.